Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Dear Boise Colleagues:

By now, you have probably read news stories that Institutional Shareholder Services (ISS), a consulting organization that provides advice to its institutional investor clients, recommended on November 26 that clients who hold Boise shares vote against the acquisition of OfficeMax.

I am writing to tell you that we strongly disagree with the conclusions reached by ISS and continue to believe that our proposed acquisition of OfficeMax is in the best interest of Boise's shareholders.

We have reviewed closely the analysis by ISS and believe that it contains a number of factual misunderstandings and flaws in logic. Curiously enough, ISS itself on November 20 recommended that clients who hold OfficeMax shares vote in favor of the pending acquisition offer from Boise.

We are communicating proactively with our shareholders to present our view of the ISS recommendation and the merits of this transaction with OfficeMax. Because we also want you to have this information, we have posted our correspondence on our Internet site on the Investor Relations page at http://investor.bc.com/downloads/ISS_Response.pdf and on the homepage of BoiseNet. Our responses to ISS have also been filed with the U.S. Securities and Exchange Commission and may be found online through EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system, at http://www.sec.gov/edgar.shtml. We encourage you to read this material.

We also encourage you to cast your proxy in favor of Boise's acquisition of OfficeMax. We remain optimistic that Boise shareholders will recognize the compelling long-term benefits of this transaction, and we are confident that they will approve it on December 9.

Regards,

/s/ George Harad

George Harad

Additional Information About This Transaction

The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. On November 7, 2003, Boise and OfficeMax began mailing the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders of record as of November 3, 2003. These documents contain important information about this transaction, and we urge you to read them carefully.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.